UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                          Magma Design Automation, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    559181102
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 7 Pages

CUSIP No. 559181102                   13G                   Page 2 of 7 Pages

-----------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS

             Highbridge International LLC
-----------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $8,500,000 aggregate principal amount of 6.00%
                    Convertible Senior Notes due 2014, convertible
                    into 4,722,222 shares of Common Stock
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $8,500,000 aggregate principal amount of 6.00%
                    Convertible Senior Notes due 2014, convertible
                    into 4,722,222 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             $8,500,000 aggregate principal amount of 6.00% Convertible Senior Notes due 2014, convertible into 4,722,222 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.55%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
-----------------------------------------------------------------------

CUSIP No. 559181102                   13G                   Page 3 of 7 Pages

-----------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS

             Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $8,500,000 aggregate principal amount of 6.00%
                    Convertible Senior Notes due 2014, convertible
                    into 4,722,222 shares of Common Stock
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $8,500,000 aggregate principal amount of 6.00%
                    Convertible Senior Notes due 2014, convertible
                    into 4,722,222 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             $8,500,000 aggregate principal amount of 6.00% Convertible Senior Notes due 2014, convertible into 4,722,222 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.55%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
-----------------------------------------------------------------------

CUSIP No. 559181102                   13G                   Page 4 of 7 Pages

-----------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS

             Glenn Dubin
-----------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $8,500,000 aggregate principal amount of 6.00%
                    Convertible Senior Notes due 2014, convertible
                    into 4,722,222 shares of Common Stock
OWNED BY       _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $8,500,000 aggregate principal amount of 6.00%
                    Convertible Senior Notes due 2014, convertible
                    into 4,722,222 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             $8,500,000 aggregate principal amount of 6.00% Convertible Senior Notes due 2014, convertible into 4,722,222 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.55%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             IN
-----------------------------------------------------------------------

CUSIP No. 559181102                   13G                   Page 5 of 7 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on September 15, 2009 (the "Original Schedule 13G" and the Original
Schedule 13G as amended, the "Schedule 13G") with respect to the shares of common stock, $0.0001 par value (the "Common Stock"), of Magma Design Automation, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c) and 4 in their entirety as set forth below.


Item 2(a).   Name of Person Filing
Item 2(b).   Address of Principal Business Office
Item 2(c).   Citizenship

           HIGHBRIDGE INTERNATIONAL LLC
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE CAPITAL MANAGEMENT, LLC
           40 West 57th Street, 33rd Floor
           New York, New York  10019
           Citizenship:  State of Delaware

           GLENN DUBIN
           c/o Highbridge Capital Management, LLC
           40 West 57th Street, 33rd Floor
           New York, New York 10019
           Citizenship:  United States

Item 4.      Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

            As of December 31, 2009, (i) Highbridge International LLC beneficially owned $8,500,000 aggregate principal amount of 6.00% Convertible Senior Notes due 2014 (the "Notes"), convertible into 4,722,222 shares of Common Stock and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may have been deemed the beneficial owner of the 8,500,000 aggregate principal amount of Notes, convertible into 4,722,222 shares of Common Stock beneficially owned by Highbridge International LLC.

            Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC.

            (b) Percent of class:

CUSIP No. 559181102                   13G                   Page 6 of 7 Pages

         The Company's quarterly report for the quarterly period ended November 1, 2009, filed on Form 10-Q on December 10, 2009, indicates that as of December 8, 2009, there were 50,533,938 share of Common Stock outstanding. Therefore, as of December 31, 2009, based on the Company's outstanding shares of Common Stock and assuming the conversion of the Notes, (i) Highbridge International LLC may have been deemed to beneficially own 8.55% of the outstanding shares of Common Stock of the Company and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may have been deemed to beneficially own 8.55% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote

                      0

                (ii)  Shared power to vote or to direct the vote

                      See Item 4(a)

                (iii) Sole power to dispose or to direct the disposition of

                      0

                (iv)  Shared power to dispose or to direct the disposition of

                      See Item 4(a)

CUSIP No. 559181102                   13G                   Page 7 of 7 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 10, 2010

HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager

By: /s/ John Oliva
    ------------------------------        By: /s/ John Oliva
Name: John Oliva                              ----------------------------------
Title: Managing Director                  Name: John Oliva
                                          Title: Managing Director



/s/ Glenn Dubin
----------------------------------
GLENN DUBIN